Exhibit 99.15

NexTech Releases Updated UX For Its Patent-Pending Web-Enabled AR Platform

New York, NY – February 28, 2019 – NexTech AR Solutions (the “Company” or “NexTech”)  (OTC: NEXCF)(CSE: NTAR) (FSE:N29) is pleased to announce that it has released an upgraded user experience for its patent-pending web-enabled AR platform. The new web-based UX gives users the feel of being inside an app by allowing for 3D virtual AR objects to be previewed in a location and then “placed.” After the virtual 3D object is “placed,” the user can pan their mobile camera left and right while the object stays stationary, giving the consumer a realistic experience, known as simultaneous localization and mapping (SLAM).

Demo 3D-AR

“Integrating IBM Watsons AI into our web-enabled 3D-AR platform puts NexTech at the forefront of the AR industry. With this new UX, we solidify our position as the most technologically-advanced web-enabled AR platform in the market today,” said Evan Gappelberg, CEO of NexTech. “Previously, users were unable to place a 3D object inside a room without using Apple’s ARKit, Google’s ARCore, or WebXR which is very limited and only works on iOS for browsers. Our new UX is a technological advancement that leapfrogs everything on the market today and offers a truly cross-browser, cross-platform, stable and reliable 3D AR experience inside the web.”

This UX update is the latest initiative by NexTech to further bolster its offerings as a complete end-to-end solution for the growing e-commerce industry. Earlier this month, it launched its Try-It-On AR technology for eCommerce sellers, and just this week it announced its acquisition of Hoot to provide online retailers with 3D and 360-degree product photography solutions creating the industry’s first end-to-end AR solution for e-commerce.

With the global retail e-commerce market projected to reach $4.8 trillion in 2021, (according to Statistica) technologies that can offer a more personalized online shopping experience like augmented reality are poised for rapid growth. Recent research states 74 percent of consumers expect retailers to offer an augmented reality experience, and one-third reported they would be more likely to buy a product after using AR to preview it.

NexTech’s 3D AR platform for e-commerce provides online retailers with the tools that empower shoppers to make purchasing decisions, which ultimately drives conversions and spend which increases ROI. To see how NexTech’s AR e-commerce platform works, view our demo site or contact us to learn more.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics using a xAPI to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress it’s technology offers eCommerce a universal 3D shopping solution. With just a few lines of embed code, the company’s web-enabled patent-pending platform offers the most technologically advanced 3D-AR technology anywhere. Online retailers can subscribe to Nextechs state of the art, 3D-AR/AI solution for $79/mo. The company has created the AR industries first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.